UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Shares of Common Stock, without par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Peter Carter

Executive Vice President & Chief Legal Officer
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

Telephone: +1 404 715 2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 121,281,538
	8	Shared Voting Power 0
	9	Sole Dispositive Power 121,281,538
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 121,281,538
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 20.0%(1)
14	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated on the basis of 606,874,525 shares of common stock, without par value, of LATAM Airlines Group S.A. (the “Issuer”), outstanding as of September 30, 2019, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on November 13, 2019.

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Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, without par value (the “Common Stock”), of LATAM Airlines Group S.A., a sociedad anónima organized under the laws of Chile (the “Issuer”). The principal executive office of the Issuer is located at Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Metropolitan Region, Chile.

Item 2.	Identity and Background.

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on behalf of Delta Air Lines, Inc. (the “Reporting Person”).

The principal executive office of the Reporting Person is located at 1030 Delta Boulevard, Atlanta, Georgia 30320-6001. The Reporting Person is a major passenger airline, providing scheduled air transportation for passengers and cargo throughout the United States of America and around the world.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of the Reporting Person (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

Neither the Reporting Person nor, to the Reporting Person’s knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated into this Item 3 by reference.

On September 26, 2019, the Issuer and the Reporting Person entered into a Framework Agreement (the “Framework Agreement”) related to the future formation of a strategic alliance between the two parties, the commencement and consummation by the Reporting Person of a tender offer for up to 20% of the shares of Common Stock of the Issuer, at a price per share of $16.00 (the “Tender Offer”), certain transition cost payments to be made by the Reporting Person to the Issuer, obligations of the parties with respect to certain transition matters, and the purchase by or assignment to the Reporting Person by the Issuer of certain aircraft.

The Tender Offer commenced on November 27, 2019 and expired on December 26, 2019. 525,208,122 shares of Common Stock, including shares of Common Stock represented by American Depositary Shares, were tendered by the Issuer’s shareholders in the Tender Offer, of which 121,281,538 shares were accepted by the Reporting Person in the Tender Offer. On December 29, 2019, the results of the Tender Offer were published in Chile in the online newspapers La Nación and El Líbero, confirming the 121,281,538 shares of Common Stock reported herein to be purchased pursuant to the Tender Offer and the Framework Agreement. On January 2, 2020, payment for the acquisition of the Common Stock reported herein was made to the Issuer’s shareholders participating in the Tender Offer. The total purchase price for the Common Stock reported herein was approximately $1,940,504,608 or $16.00 per share of Common Stock, of which amount approximately $487,512,112 was paid to the Issuer’s shareholders participating in the Tender Offer in Chilean pesos pursuant to the election of such shareholders to receive an amount equal to the equivalent of $16.00 in Chilean pesos, based on the average Dólar Observado exchange rate published by the Central Bank of Chile in the Official Gazette on the four banking business days following the expiration date of the Tender Offer. The purchase price was funded by the working capital of the Reporting Person.

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Item 4.	Purpose of Transaction.

The responses to Item 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The purpose of the Tender Offer described in Item 3 is for general investment purposes and in support of the strategic alliance established pursuant to the Framework Agreement. The Framework Agreement also imposes the following limitations on the Reporting Person:

Standstill. The Framework Agreement imposes certain limitations on the Reporting Person’s ability to acquire additional shares of Common Stock. From the date of the Framework Agreement until the earlier of the termination of the Framework Agreement and the second anniversary of the implementation date of the strategic alliance contemplated under the Framework Agreement (the “Strategic Alliance Implementation Date”), neither the Reporting Person nor any of its affiliates may, without the prior consent of the Issuer:

•	effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or in any way knowingly assist (including through the provision of financing) any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause:

o	an acquisition of beneficial ownership (as such term is defined in the Exchange Act) or constructive economic ownership of any shares of Common Stock or securities or rights convertible into or exchangeable for any shares of Common Stock (other than acquisitions by the Reporting Person for its own account of shares of Common Stock that do not result in the Reporting Person (x) during the period between the expiration of the Tender Offer and the Strategic Alliance Implementation Date (the “Initial Lock-Up Period”), owning more than 20% of the shares of Common Stock, other than if another shareholder of the Issuer who does not currently hold more than 20% of the shares of Common Stock increases its equity interest to above 20%, in which case the Reporting Person may increase its ownership in the Issuer to 24.99% of the shares of Common Stock, or (y) during the period commencing on the first day after the Initial Lock-Up Period and ending on the earlier of termination of the Framework Agreement and the second anniversary of the Strategic Alliance Implementation Date (the “Subsequent Lock-Up Period”), owning more than 24.99% of the shares of Common Stock);

o	any tender or exchange offer involving shares of Common Stock (other than pursuant to the terms of the Framework Agreement);

o	any merger, other business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries;

o	initiation of any proposal for action by the shareholders of the Issuer, or any “solicitation” of “proxies” (as defined in the Exchange Act), in order to vote or consent regarding any transaction that would effect a change of control of the Issuer (provided that this provision shall not restrict the Reporting Person from any action in its capacity as a shareholder of the Issuer in connection with the nomination and election of directors appointed by the Reporting Person to the board of directors of the Issuer commensurate with the Reporting Person’s ownership of shares of Common Stock in accordance with applicable law;

o	form, join or in any way participate in a “group” (as defined in the Exchange Act) with respect to any securities of the Issuer; or

o	otherwise act, alone or in concert with others, to seek to control the Issuer; or

•	take any action that might force LATAM to make a public announcement regarding any of the types of matters set forth above;

•	enter into discussions or arrangements with any third party with respect to any of the matters set forth above; or

•	make any public disclosure of any consideration, intent, plan or arrangement with respect to any of the matters set forth above.

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In addition, the Reporting Person will not acquire shares of Common Stock in the event that, as a result of such acquisition, the Issuer will be in violation of any foreign ownership restriction as in effect from time to time.

Restrictions on Transfers. The Framework Agreement also imposes the following limitations on the Reporting Person’s ability to transfer shares of Common Stock:

•	During the Initial Lock-Up Period, neither the Reporting Person nor any of its affiliates may transfer shares of Common Stock without the prior written consent of the Issuer (which the Issuer may withhold in its sole discretion), except that such restriction will not apply to transfers made to permitted transferees under the Framework Agreement (“Permitted Transferees”).

•	During the Subsequent Lock-Up Period, neither the Reporting Person nor any of its affiliates may transfer shares of Common Stock in a transaction, or series of transactions, that would result in the Reporting Person and its Permitted Transferees ceasing to hold in the aggregate 15% of the shares of Common Stock.

•	Without the prior written consent of the Issuer (which the Issuer may withhold in its sole discretion), the Reporting Person and its affiliates are not permitted to transfer shares of Common Stock to any airline carrier or any of its affiliates that is organized or based in the applicable territory of the Reporting Person other than pursuant to open market transactions in which the Reporting Person has no reasonable basis to ascertain the identity of the buyer.

•	Solely in the event that the Framework Agreement is terminated pursuant to certain of its terms, without the prior written consent of the Issuer (which the Issuer may withhold in its sole discretion), the Reporting Person and its affiliates are not permitted to transfer shares of Common Stock to any transferee (other than a Permitted Transferee) that, to the best of the Reporting Person’s knowledge, would, beneficially own, following such transfer after aggregating all shares of Common Stock owned by such transferee and its affiliates and any other members of a “group” (as defined in the Exchange Act) in which any of them is a member with respect to shares of Common Stock, 10% or more of the issued and outstanding shares of Common Stock.

Notwithstanding anything to the contrary in the Framework Agreement, in no event will any of the foregoing restrict the Reporting Person from (i) during the period specified in the Framework Agreement, exercising its withdrawal rights as a shareholder of the Issuer in accordance with applicable law or (ii) during the period specified in the Framework Agreement, tendering shares of Common Stock into any tender offer launched and consummated under applicable law.

The foregoing description of the Framework Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement or form thereof, which is attached hereto as an exhibit and is incorporated herein by reference.

The Reporting Person intends to nominate and elect, and vote its shares in favor of appointment of, directors to the board of directors of the Issuer pursuant to applicable law commensurate with the Reporting Person’s ownership of shares of Common Stock in accordance with applicable law.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the limitations set forth in the Framework Agreement and described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

The Reporting Person is the beneficial owner of 121,281,538 shares of Common Stock (or approximately 20.0% of the 606,874,525 shares of Common Stock outstanding as of September 30, 2019, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on November 13, 2019), and, subject to the restrictions under the Framework Agreement as described in Item 4 of this Schedule 13D, the Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, all of such Common Stock.

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To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Common Stock held by the Reporting Person.

(c) Except as disclosed in this Schedule 13D, the Reporting Person has not, and to the Reporting Person’s knowledge, none of the Covered Persons have, effected any transactions in shares of Common Stock during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this statement on Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third persons with respect to Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Framework Agreement, dated as of September 26, 2019, by and between LATAM Airlines Group S.A. and Delta Air Lines, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed by Delta Air Lines, Inc. on October 10, 2019).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2020	DELTA AIR LINES, INC.

	By:	/s/ Peter Carter
Peter Carter
Executive Vice President & Chief Legal Officer

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DELTA AIR LINES, INC.

The following table sets forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Delta Air Lines, Inc. The business address of each such person is 1030 Delta Boulevard, Atlanta, Georgia 30320-6001. Each such person is a citizen of the United States of America, with the exception of Sergio A. L. Rial, who is a dual citizen of Brazil and Spain.

Name	Present Principal Occupation
Edward H. Bastian	Director, Delta Air Lines, Inc.
Francis S. Blake	Chairman of the Board, Delta Air Lines, Inc.
Daniel A. Carp	Director, Delta Air Lines, Inc.
Ashton B. Carter	Director, Delta Air Lines, Inc.
David G. Dewalt	Director, Delta Air Lines, Inc.
William H. Easter III	Director, Delta Air Lines, Inc.
Christopher A. Hazleton	Director, Delta Air Lines, Inc.
Michael P. Huerta	Director, Delta Air Lines, Inc.
Jeanne P. Jackson	Director, Delta Air Lines, Inc.
George N. Mattson	Director, Delta Air Lines, Inc.
Sergio A. L. Rial	Director, Delta Air Lines, Inc.
David S. Taylor	Director, Delta Air Lines, Inc.
Kathy N. Waller	Director, Delta Air Lines, Inc.
Edward H. Bastian	Chief Executive Officer, Delta Air Lines, Inc.
Peter W. Carter	Executive Vice President – Chief Legal Officer, Delta Air Lines, Inc.
Glen W. Hauenstein	President, Delta Air Lines, Inc.
Paul A. Jacobson	Executive Vice President – Chief Financial Officer, Delta Air Lines, Inc.
William P. Lentsch	Executive Vice President – Flying/Air Operations, Delta Air Lines, Inc.
Rahul Samant	Executive Vice President – Chief Information Officer, Delta Air Lines, Inc.
Steven M. Sear	President, International and Executive Vice President – Global Sales, Delta Air Lines, Inc.
Joanne D. Smith	Executive Vice President – Chief People Officer, Delta Air Lines, Inc.
W. Gil West	Senior Executive Vice President – Chief Operating Officer, Delta Air Lines, Inc.